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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67548

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solebury Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 South River Road
(No. and Street)

New Hope (City) PA (State) 18938 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig E. Wicks (412) 762-9595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Suite 350 (Address) Horsham (City) PA (State) 19044-2369 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Commonwealth of Pennsylvania
County of Allegheny

OATH OR AFFIRMATION

I, Craig E. Wicks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solebury Capital LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President

Title

February 19, 2016

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Lois M. Perlik, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Aug. 14, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Contents
December 31, 2015



PEOPLE | IDEAS | SOLUTIONS

100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Report of Independent Registered Public Accounting Firm

The Member of
Solebury Capital LLC
(A Wholly-Owned Subsidiary of
PNC Bank, N.A.)
New Hope, Pennsylvania

We have audited the accompanying financial statements of Solebury Capital LLC (a wholly-owned subsidiary of PNC Bank, N.A.), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Solebury Capital LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Solebury Capital LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Solebury Capital LLC's financial statements. The supplemental information is the responsibility of Solebury Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information on Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kreischer Miller

Horsham, Pennsylvania
February 26, 2016

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$	43,789,300
Tax assets		3,509,330
Accounts receivable		701,891
Prepaid expenses		5,665
Other assets		4,530
Total assets	$	48,010,716

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	7,627,128
Member's equity		40,383,588
Total liabilities and member's equity	$	48,010,716

See accompanying notes to financial statements.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Statement of Operations
Year Ended December 31, 2015

Revenue:		
Advisory fees	$	19,643,414
Interest income		4,740
Total revenue		19,648,154
Expenses:		
Salaries and benefits		10,606,240
Parent overhead		558,501
Administrative costs		505,422
Travel and meals		274,513
Occupancy		244,877
Professional fees		154,603
Dues/subscriptions		149,399
Regulatory fees		92,114
Communication expense		57,202
Equipment		46,970
Other operating expenses		41,990
Total expenses		12,731,831
Pre-tax income		6,916,323
Provision for income taxes		2,554,178
Net income	$	4,362,145

See accompanying notes to financial statements.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Statement of Changes in Member's Equity
Year Ended December 31, 2015

	Member's Equity
Balance, December 31, 2014	$ 35,793,401
Net income	4,362,145
Capital adjustment for state tax settlement	228,042
Balance, December 31, 2015	$ 40,383,588

See accompanying notes to financial statements.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 4,362,145
Capital adjustment for state tax settlement	228,042
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in tax assets	(2,153,252)
Decrease in accounts receivable	1,635,368
Decrease in prepaid expenses	21,589
Decrease in other assets	6,290
Increase in accounts payable and accrued expenses	878,707
Net cash provided by operating activities	4,978,889
Net increase in cash and cash equivalents	4,978,889
Cash and cash equivalents, beginning of year	38,810,411
Cash and cash equivalents, end of year	$ 43,789,300

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Solebury Capital LLC (the "Company"), a Pennsylvania Limited Liability Company, was organized on May 16, 2005. Through September 30, 2014 the Company was a wholly-owned subsidiary of Solebury Capital Group LLC ("SCG"). On October 1, 2014 the Company was acquired by PNC Bank, N.A. ("PNC"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's focus is to provide corporate and financial sponsor clients with independent advice, experienced judgment and transaction management services.

(2) Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material to the financial statements.

Revenue Recognition

For transaction management services where revenue is contingent upon transaction completion, revenue is recognized when the related transaction occurs and revenue is reasonably determinable. For services not contingent upon transaction completion, revenue is recognized in the period to which it relates.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. The carrying amounts reported in Cash and Cash Equivalents approximate fair values.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Income Taxes

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) *740, Income Taxes,* is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2012.

Beginning on October 1, 2014, the operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company is a participant in a master tax sharing policy with PNC. Under this policy, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

PNC assumes all state income tax liabilities on behalf of the Company; therefore, any state income tax expense/benefit is settled as a capital adjustment.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company principally uses a national bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits.

The Company's principal clients are public companies or private companies seeking to become public. Services to these clients are normally provided under contractual arrangements. The Company assesses the financial strength of its clients on an ongoing basis. The Company records accounts receivable reserves at levels considered by management to be adequate to absorb estimated probable future losses (uncollectible amounts) existing at the statement of financial condition date.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2016, which is the date the financial statements were available to be issued.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU clarifies the principles for recognizing revenue and replaces nearly all existing revenue recognition guidance in U.S. GAAP with one accounting model. The core principle of the guidance is that an entity should recognize revenue to depict the satisfaction of a performance obligation by transfer of promised goods or services to customers. The ASU also requires additional qualitative and quantitative disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued guidance deferring the mandatory effective date of the ASU for one year, to annual reporting periods beginning after December 15, 2017. The Company plans to adopt the ASU consistent with the deferred mandatory effective date. Based on the Company's evaluation to date, the Company does not expect the adoption of this standard to have a significant impact on its results of operations or its financial condition. Additionally, the Company will continue to evaluate this standard's impact as standard-setting, regulatory views and interpretations evolve.

(3) Related Party Transactions

On October 1, 2014 the Company began an expense and facilities sharing agreement ("Management agreement") with PNC. The Company reimburses PNC on a monthly basis for overhead costs based on an agreed upon allocation. The total related party expenses under the expense and facilities sharing agreement were $558,501 for the year ended December 31, 2015. As of December 31, 2015, there is no outstanding balance due to PNC.

The Company also holds a demand deposit account with its parent PNC. The total funds held in this account as of December 31, 2015 were $794,241 and is recorded in cash and cash equivalents on the statement of financial condition.

The Company holds a highly liquid money market fund with BlackRock, Inc. As of December 31, 2015, the Company held a balance of $42,995,059 and is recorded in cash and cash equivalents on the statement of financial condition. The Company had related interest of $4,740, which is recorded in interest income on the statement of operations.

Tax assets on the statement of financial condition include a balance of $1,279,963 related to a tax receivable from PNC.

Continued...

(3) Related Party Transactions, Continued

The Company holds a leasing agreement with PNC for office space in Summit, New Jersey. The related rent expense totaled $14,025 in 2015 and is included in occupancy on the statement of operations.

(4) Regulatory and Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, the required minimum net capital is equal to $250,000. At December 31, 2015, the Company had net capital of approximately $35.3 million which was approximately $35.1 million in excess of its required net capital.

Additionally, the Company claims the exemptive provision of SEC Rule 15c3-3(k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

(5) Retirement Plan

PNC sponsors a 401(k) plan (the "Plan") that covers all eligible PNC employees. For employees that were hired prior to January 1, 2015 the following plan was in effect. Full-time employees become eligible for the Plan based on date of hire, and as soon as administratively feasible. Part-time employees are eligible for the Plan on the first of the month following or coincident with the completion of one year of service, that is, 1,000 hours of service during the 12 month period beginning on the first day of employment. Under the Plan, employee contributions up to 4% of eligible compensation are matched at 100% each pay period as defined by the Plan and subject to code limitations. A full-time employee is eligible for match the first of the month following six months of service. A part-time employee is eligible for match the first of the month upon completion of twelve months of continuous service. The PNC match expense related to the Company participants eligible through December 2015 was $87,800 and is recorded in salaries and benefits on the statement of operations. Company matching contributions become 100% vested after completing three years of service.

Effective January 1, 2015, auto-enrollment was implemented for new hires and rehires. Employees hired or rehired on or after January 1, 2015 who do not enroll or opt out in 30 days will be automatically enrolled in the Plan at a contribution rate of 4%.

(6) Income Taxes

The components of tax assets are as follows:

Federal deferred tax receivable	$2,229,368
Federal income tax receivable	1,258,572
Corporate franchise tax receivable	21,390
Total tax assets	$3,509,330

The components of income tax expense are as follows:

Current expense/(benefit):	
Federal	$3,410,694
State	355,490
Total current	$3,766,184
Deferred expense/(benefit):	
Federal	($1,053,281)
State	(158,725)
Total deferred	(1,212,006)
Total income tax expense	$2,554,178

Significant components of the Company's net deferred tax asset, included in tax assets in the statement of financial condition, are as follows:

	Tax
Employee benefits	$2,305,582
Other	(76,214)
Net deferred tax asset	$2,229,368

A reconciliation between the effective income tax rate and the federal statutory income tax rate follows:

Taxes at federal rate	35.00%
State Tax (net of fed benefit)	2.19%
Other	0.24%
Total effective tax rate	37.43%

In connection with the Company's tax sharing agreement with PNC, the Company recorded a state tax adjustment of $228,042 which is included as capital adjustment for state tax settlement in the accompanying financial statements.

At year end, the company did not have any amounts relating to uncertain tax benefits.

(7) Leasing Rental Expense

The Company leases various office space under noncancelable leases that expire at various dates through 2022. The leases contain certain renewal options for like terms. The related rent expense totaled $184,907 in 2015. At December 31, 2015, the Company's annual minimum lease payments due under these operating leases are as follows:

- 2016: $273,499
- 2017: $281,704
- 2018: $290,020
- 2019: $298,661
- 2020: $307,537
- 2021 and thereafter: $343,093

SUPPLEMENTARY INFORMATION

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

Net capital:	
Member's equity	$ 40,383,588
Deductions from and/or changes to member's equity:	
Unsecured receivables and prepaid expenses	1,994,463
Deferred tax asset	2,229,368
Total nonallowable assets	4,223,831
Haircut on money market fund	859,901
Net capital	35,299,856
Computation of alternate net capital requirement:	
Minimum net capital required	250,000
Excess net capital	$ 35,049,856
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 34,999,856

Statement Pursuant to Rule 17a-5(d)(4)

Reconciliation between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015 is as follows:

Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$ 33,921,797
Compensation adjustment	1,378,059
Net capital per the proceeding	35,299,856

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Schedule II
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

Kreischer
Miller

PEOPLE | IDEAS | SOLUTIONS

100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Report of Independent Registered Public Accounting Firm

The Member of
Solebury Capital LLC
(A Wholly-Owned Subsidiary of
PNC Bank, N.A.)
New Hope, Pennsylvania

We have reviewed management's statements, included in the accompanying Solebury Capital LLC's Exemption Report, in which (1) Solebury Capital LLC (a wholly-owned subsidiary of PNC Bank, N.A.), identified the following provisions of 17 C.F.R. §15c3-3(k) under which Solebury Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Solebury Capital LLC stated that Solebury Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Solebury Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Solebury Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller

Horsham, Pennsylvania
February 26, 2016



SOLEBURY CAPITAL LLC

Solebury Capital LLC's Exemption Report

Solebury Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 based upon section (k)(2)(i) – the company does not carry customer accounts and is engaged in the capital markets advisory business. The company met the exemption requirement throughout the most recent fiscal year 2015.

Craig E. Wicks
Vice President

Youlree Im
Chief Administrative Officer

Alan Sheriff
Co-Chief Executive Officer

February 9, 2016

Kreischer Miller

100 Witmer Road, Suite 350, Horsham, PA 19044-2369

215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

PEOPLE | IDEAS | SOLUTIONS

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

The Member of
Solebury Capital LLC
(A Wholly-Owned Subsidiary of
PNC Bank, N.A.)
New Hope, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Solebury Capital LLC (a wholly-owned subsidiary of PNC Bank, N.A.) (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specific parties in evaluating the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, We note that Form X-17A-5 reported $19,648,154 and Form SIPC-7 reported $19,648,155.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1696**************MIXED AADC 220
067548 FINRA DEC
SOLEBURY CAPITAL LLC
400 S RIVER RD STE 300
NEW HOPE PA 18938-2255

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CRAIG Wicks 412-762-9595

2. A. General Assessment (item 2e from page 2) $ 48,334

B. Less payment made with SIPC-6 filed (exclude interest) (35,199)

7-15-2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 13,135

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,135

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13,135

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Solebury Capital LLC
(Name of Corporation, Partnership or other organization)

[signature] (FINOP) / [signature] V.P.
(Authorized Signature)

Dated the 11th day of February, 2016.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 19,648,155
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Client Reimbursables (Deductions in excess of $100,000 require documentation)	314,413
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	314,413
2d. SIPC Net Operating Revenues	$ 19,333,742
2e. General Assessment @ .0025	$ 48,334 (to page 1, line 2.A.)